April 11, 2008

Securities and Exchange Commission
450 Fifth Street SW
Washington, DC 20549

Re:     Riverdale Mining, Inc.
          Commission File Number 333-145049

Dear Sirs:

We are in agreement with the statements made by the above registrant in its Form 8-K dated April 9, 2008.

Our independent auditor’s report on the financial statements of Riverdale Mining, Inc. for the period ended March 31, 2008 contained no adverse opinion or disclaimer of opinion, nor was it modified as to audit scope, accounting principles, or uncertainties other than the ability to continue as a going concern.

There were no disagreements with Riverdale Mining, Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Sincerely,

WILLIAMS & WEBSTER, P.S.
Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington